For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Press Release Correction; Pacific North West Capital Clarifies Significant Rhodium Concentrations on its River Valley Palladium, Platinum and Gold Project , Sudbury, Ontario, Up To 0.17 gpt over 23 meters (0.005 opt, 75.4 ft)

  0.17 gpt Rhodium over 23 meters in hole DN011,that includes 8.00 gpt (0.23 opt), Pt+Pd+Au (3E) over 11m (36ft)
  0.12 gpt Rhodium over 11 meters in hole DN004
  Completed more than 130 line-km 3D IP and 7438 meters drilling to date.
    Part of 2011 multi phases, $5M, Exploration program including a 15,500  meter drill program
  In Early August the Company will commence Phase IC exploration program, including an additional 6000 meters of drilling

August 4th , 2011, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) reports that the concentration of Rhodium accompanying the August 4th, 2011 press release was incorrectly reported as 0.054 ounce per ton. The actual rhodium concentration is 0.17 gpt, 0.005 ounces per ton. The reported significant intervals and Rhodium concentrations in grams per ton are unchanged.

Table 1 illustrates the results from 11 holes drilled during Phase IA from the Dana Lake Area (DN001-2011 and DN011-2011). (For complete PGM assay for the first 11 holes of this exploration campaign, please refer to press release dated July 6, 2011.)

2011-Rh Assay results confirm geochemical study conducted by Dr. Keays (Please see Press release on July 26th, 2011) which indicates that Rh concentrations are equivalent to ~10% of the Pt grades.

Rhodium is a relatively rare and valuable component of Platinum Group Metals (PGM) and is commonly used to harden platinum and palladium. It is found in the nickel-copper-PGM deposits of the Sudbury basin. And it is used in automotive catalytic converters to reduce nitrogen oxides and in jewelry as a plating agent to provide brightness.

The Company plans to include Rhodium in the next resource estimate calculation, slated for first quarter of 2012.

During Phase IA and IB 2011, Pacific North West Capital completed 32 holes totaling 7438 metres of drilling from April through June in Dana North Area.

News Release	August 4th, 2011

The company completed approximately 130 line-km 3D IP, ground geophysical data.  Based on preliminary geophysical results new drilling targets have been generated and final geophysical results will be announced shortly after completion.

Results to date are indicating a mineralized zone that is between 5 and 55 metres in true thickness, extends at least 250 metres in depth and contains higher 3E grades over significant widths.

The results from Phase IA and IB Exploration program indicate that the mineralization has excellent continuity along strike and to depth

Table 1: Composite Rhodium results from 11 holes drilled during Phase IA from the Dana Lake Area

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Rh (gpt)
DN002	134	136	2	6.56	1.7	0.07
And	175	180	5	16.4	4.3	0.10
DN003	50	59	9	29.52	7.7	0.10
And	73	78	5	16.4	4.3	0.08
And	145	146	1	3.28	0.9	0.12
DN004	29	40	11	36.08	9.4	0.12
And	43	44	1	3.28	0.9	0.12
And	59	63	4	13.12	3.4	0.07
DN005	253	255	2	6.56	6.8	0.06
DN006	131	137	6	19.68	13.4	0.08
And	145	147	2	6.56	3.3	0.07
And	149	155	6	19.68	5.58	0.08
DN007	36	46	10	32.8	39.1	0.062
Including	36	38	2	6.56	19.6	0.10
DN008	6	14	8	26.24	6.8	0.09
DN010	224	226	2	6.6	1.7	0.09
And	233	235	2	6.6	1.70	0.11
DN011	72	76	4	13.1	3.40	0.12
And	143	155	12	39.4	10.21	0.10
And	159	182	23	75.4	19.57	0.17

Assay results of the remaining Drill holes will be announced shortly after receiving the results and conducting final QA/QC studies.

Qualified Person Statement

This news release has been reviewed and approved for technical content by John Londry M.Sc, P.Geo, a director of the Company and a qualified person under the provisions of National Instrument 43-101.

News Release	August 4th, 2011

About the River Valley PGM Project

The River Valley PGM project is located in the Dana and Pardo townships of Northern Ontario, approximately 60 km east of Sudbury, Ontario (figure-3). The project is road accessible in Canada’s premier Ni-Cu-PGM mining and smelting district which boasts excellent mining infrastructure and community support for mining activities.

The River Valley project mineral claims were optioned by PFN in 1998 following the discovery of highly anomalous PGM values in grab samples. The property was subsequently optioned by PFN to Anglo Platinum in 1999. Initial exploration was guided by geochemical and induced polarization surveys with subsequent drilling proving up significant mineralization at Dana Lake and Lismer’s Ridge.

Figure-1 River Valley Claim Map

Anglo Platinum continued to fund exploration under the terms of the option and joint venture agreement and invested over $22 million in the exploration including 500 drill holes of the property for a 50% stake in the joint venture.

Additional discoveries were made over a 9 km strike length but due to lower commodity prices and the financial crises in 2008 and 2009 the project’s true potential had not yet been realized.

The third mineral resource estimate in accordance with the guidelines set out by NI43-101 was published in 2006.

Project Objectives:

  Management objective for River Valley is to prove sufficient reserves to establish a Multi Million tonne open pittable PGM project
  Conclude a series of exploration programs including ground geophysics to generate new drill targets
  Complete multiple drill campaigns to test new targets and update the NI43-101 compliant resource estimate ~ Q1 2012
  Preliminary Economic Assessment (PEA) ~ 18 months
  Commence pre-Feasibility ~ 36 months
Figure-2 River Valley location Map

News Release	August 4th, 2011

At a 1 g/t cut off

  Measured Resource: 7.99 million tonnes containing 342,000 ounces of palladium (1.33 g/t), 112,400 ounces of platinum (0.44 g/t) and 19,600 ounces of gold (0.08 g/t)
  Indicated Resources: 11.309 million tonnes containing 391,100 ounces of palladium (1.08 g/t), 132,600 ounces of platinum (0.36g/t) and 24,000 ounces of gold (0.07 g/t) with an additional inferred resource of 0.88 million tones containing 38,400 ounces of palladium (1.36g/t), 13,100 ounces of platinum (0.46g/t) and 2,100 ounces of gold (0.07 g/t) using a 1 g/t cut off (pt/pd)

In April 2011, PFN and Anglo Platinum closed a transaction allowing PFN to acquire Anglo Platinumʹs 50% stake in the River Valley JV giving PFN 100% of the River Valley PGM project. The transaction issued 12% of PFNʹs outstanding shares, (as of January 2011) to Anglo Platinum. Through its share ownership in PFN, Anglo Platinum can benefit on any future success of the River Valley Project. Immediately after acquiring 100% of the project PFN commenced a $5,000,000 exploration program on its 100%- owned River Valley project, (April 20th, 2011).

Phase IA and IB drilling is completed and significant intervals of Platinum, Palladium and Rhodium mineralization has been intersected in the drill holes.

Phase IC is slated to commence on expanded and new targets in August 2011.

About Pacific North West Capital Corp

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July, 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure and is located 60 miles from Sudbury, Ontario, one of Canada’s largest mining centres with 2 large mineral processing facilities that have extra capacity.

On April 20th, 2011, PFN announced that it has commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of July 2011, PFN has completed more than 7800 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts.

News Release	August 4th, 2011

On January 24th, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km. Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto.

On April 27th, 2011, PFN announces a new NI43-101 mineral resource estimate on the Rock & Roll Gold-Silver-Polymetallic Project, located in Northern BC. (see news release dated April 27th, 2011). New mineral; resource estimate significantly increases historic resource, indicated resources includes: 2,155,679 tonnes grading 0.68 g/t gold (47,040 contained oz of Au), and 82.7 g/t silver (5,734,445 contained oz of Ag) at a cut‐off grade of 0.5 g/t AuEq and  including 0.22% Copper (10,500,833 lbs Cu), 0.22% Lead (10,399,960 lbs Pb), and 0.94% Zinc (44,522,995 lbs Zn). The Rock and Roll Polymetallic Project is under option from Equity Exploration Consultants Ltd., First Fiscal Enterprises Ltd. and Pamicon Developments Ltd.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU: TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011. (Click here to view Fire River Gold’s 2011 President’s Message)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical expertise to our management, advisory team and our board of directors. PFN has approximately $6.5 million in working capital and securities and no debt.

Aggressive Ongoing Acquisition Program

The Company has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals projects, precious metals and base metals projects on an international scale.

The Company has recently begun significantly expanding its PGM project portfolio in Canada and the U.S. (Alaska) and will be releasing updates as soon as these acquisitions have been completed.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.Pfncapital.com)

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission